Datameg Corporation

2150 South 1300 East, Suite 500 * Salt Lake City, Utah 84106

Tel. 866.739.3945 * Fax. 866.739.3945

VIA EDGAR ONLY

February 22, 2007

Mr. Larry Spirgel,

Assistant Director

Mail Stop 3720

Securities and Exchange Commission

Washington, D.C. 20549

RESPONSE TO FURTHER INQUIRY

FROM SEC BY ITS LETTER DATED

January 25, 2007

Re: Datameg Corporation

Form 10KSB for Fiscal Year Ended December 31, 2005

Filed April 17, 2006

Forms 10-QSB for Fiscal Quarters Ended September 30, 2006

File No. 333-128060

Dear Mr. Spirgel:

We are responding to the Commission’s letter of January 25, 2007. Our further responses are keyed to your comments by use of the same paragraph numbers.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Statement of Stockholders Equity (Deficit)
    You asked us to revise or advise regarding our January 11, 2005 issuance of 1.750 million shares. In our previous response we used incorrect terms in explaining the situation. The 1.750 million shares were issued to convert accrued compensation via this stock issuance. The services giving rise to the accrued compensation were performed and the expense booked during the 4th quarter of 2004 and were appropriately accrued in the December 31, 2004 balance sheet as a liability.

    With regard to the 5 million shares noted in our response, these shares were issued to convert accrued compensation that was accrued and expensed in 2004.

    On January 25, 2005, Mr. McGrath was granted 1,000,000 shares of stock as a bonus. The expense for the bonus shares was booked on this date as they do not pertain to previous services.

    On January 25, 2005, stock was issued for amounts due on convertible promissory notes issued between April and December 2004 at an average price of $0.04 per share. These promissory notes were issued for cash during 2004.

    On April 20, 2005, the closing price for our stock was $0.09. Messrs. Adam, Van Schaik and Mattayaw are Ohio software consultants who settled accrued obligations for stock at an agreed price of $0.11/ share. This compensation accrued and was expensed over Q-1 of 2005. Mr. Ference is an employee of our QoVox subsidiary who settled accrued obligations to him for stock at $0.13 and $0.15 per share. This compensation was accrued and expensed during 2003.

    On May 19, 2005, the closing price for our stock was $0.07. Messrs. Noser, Van Cooney and Schwartz settled accrued obligations for stock at an agreed price per share of $0.09/ share. Messrs. Kuschnan and Ruggero settled their accrued obligations for shares at a price of $0.11 per share. This compensation was accrued and expensed over Q-1 and Q-2 of 2005.

    Messrs. Currie and Sims are cash investors who purchased shares during the 4th quarter of 2005 and received the certificates for those shares on December 5, 2005. As cash investments, no expenses were recorded.

    Note O. Stock Subscription Receivable
    You asked that we provide our proposed detailed future disclosure regarding the collection of $420,000 receivable. It will be:

    ”On March 5, 2004, the Company entered into two stock subscription agreements with a foreign investor to purchase a total of 5,882,352 shares of the Company’s common stock at a purchase price of $0.17 per share. As to one half of these total shares, the first stock subscription transaction for 2,941,176 was completed. As of December 31, 2004, the investor paid $80,000 towards the purchase of the second half of these shares (2,941,176). On April 1, 2004, the Company issued and delivered these 2,941,176 shares of restricted Common Stock to the investor with the understanding that the investor was sending the Company the $420,000 balance and a stock subscription receivable was recorded in the amount of $420,000. On April 14, 2004, the investor notified the Company of the investor’s intent not to invest further in the Company. The Company offered to issue 470,588 shares to accommodate the $80,000 investment that was made upon return of the certificate issued and delivered to the investor in April 2004 for the full share amount of 2,941,176 shares.

    The Company is convinced of the merits of its claim against the investor and intends to institute a legal action to vindicate that claim in the second quarter of 2007. Given the uncertainties inherent in litigation, the Company took a charge of $105,000 (25%) charge against the receivable in the 4th quarter of 2006.”

    Form 10-QSB for the fiscal quarters ended June 30, 2006

    K. Commitments and Contingencies

    Commitments:

    Respecting your previous comment 5 [sic 4], our Board of Directors has decided to take this matter under advisement in an upcoming meeting to further address the situation and its materiality and determine how to proceed. Upon meeting and making this determination we will advise you as to our intentions.

    In making this evaluation, the board will be advised that previously recognized compensation cost of the Gordon option is not adjusted and that on recalculation there is no excess fair value to the modified share options issued per paragraphs A149 and A150 of FAS 123(R).

    On April 20, 2006, Former Director and Chief Executive Andrew Benson canceled his option agreement dated January 1, 2004 for 5 million common shares and forgave any and all cash owed to him under his consulting agreement and otherwise by Datameg Corporation in exchange for Datameg Corporation amending the exercise price from $.17 to $.10 for his remaining option agreement dated April 17, 2005 for 10 million shares.

    With regard to the 5 million options noted in our response, these options were issued at fair value to convert accrued compensation that was accrued and expensed in 2003. With regard to the 10 million options noted in our response, these options were issued at fair value to convert accrued compensation that was accrued and expensed in 2004 and up to April 29, 2005. Mr. Benson was no longer a director or employee of Datameg as of April 29, 2005. Since on April 20, 2006, Mr. Benson had not been an employee for almost one year, FAS 123(R) did not apply to either option as incurred for services rendered before December 15, 2005, the small business effective date for FAS 123(R). On their respective cancellations and adjustments reported on April 20, 2006, no revaluation for intrinsic value versus fair value was appropriate or taken. As of our filing on 6/30/2006, our accounting for the Benson transactions is accurate.

    Form 10-QSB for the fiscal quarters ended September 30, 2006

    Condensed Consolidated Statement of Cash Flows

    Supplemental Cash Flow Information
    You ask us to revise and disclose our non-cash investing and financing activities for the Nine Months Ended September 30, 2006. We have so disclosed with hyphens to indicate zero amounts as there were no non-cash investing and financing activities during the period.

    K. Commitments and Contingencies

    Contingencies

    Our statement that we recorded a gain of $466,667 in the third quarter of 2006 was language that was specifically deleted in our final draft of that report by our independent auditor. The change was not accepted for unknown reasons by our Word software in the posted document. We have copies of these documents and traced the error while researching your comment. We did not identify any other change not accepted. We will delete this statement in our planned amendment to this report.

In substance, since we recorded the expense during 2005 using the best information available at the time, it does not fall under the scope of FAS 154 as a correction of an error.  Considering the related party nature of the transaction, and FAS 123(R) guidance prohibiting the reversal of previously recorded equity instruments issued for services, we properly recorded the credit to APIC.

Very truly yours,

/s/

James Murphy

Chairman & CEO

Datameg Corporation